Ameriwest Minerals Corp.
                              5135 Camino Al Norte
                            North Las Vegas, NV 89031


February 27, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549


Re: Ameriwest Minerals Corp.
    Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed on January 28, 2008
    File No. 333-145225

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") granting the withdrawal by Ameriwest Minerals Corp. (the "Registrant") of the subject Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 ("Post-Effective Amendment") filed by the Registrant on January 28, 2008 (File No. 333-145225). The Registrant is requesting withdrawal as we were advised in error to file the Post-Effective Amendment. There were no material misstatements or omissions in the original SB-2 filing which would have required us to file a Post-Effective Amendment. We have filed the required Form 8-K which was required to be filed for the change of director, not a post-effective amendment as we were originally advised.

The Post-Effective Amendment has not been declared effective and no securities have been sold pursuant to the Post-Effective Amendment.

The Registrant believes the withdrawal of the Post-Effective Amendment is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission grants the application for withdrawal.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact our outside legal counsel Gary L. Blum, Esq. at (213) 381-7450.

Very truly yours,


/s/ William J. Muran
-----------------------------
William J. Muran
President